Exhibit 99.8

Corporate Governance Questionnaire

In this Questionnaire, please note that -

(1)
The format of the questionnaire is prepared in a way that the response "True" to any of the questions is an indication of proper corporate governance, and vice versa A "True" response is marked √ in the appropriate box and a "False" response is marked X; to dispel any doubt, it is hereby clarified that the questionnaire does not cover all aspects of corporate governance relevant to the Company; rather, it deals with only a few aspects. The Company's ongoing reports should be reviewed for further information regarding any issue (in accordance with the issue).

(2)	Unless otherwise expressly indicated, the "reporting year" means from January 1, 2013 through December 31, 2013 preceding the date of the periodic report.
(3)	Norms are indicated alongside each question. If the question is mandatory, it is explicitly indicated.
(4)
If a company wishes to add information relating to its response in the questionnaire that may be significant to a reasonable investor, it can do so under concluding notes in the questionnaire, with a reference to the relevant question.

Board of Directors Autonomy

True	False	Guideline
1.
Did two or more external directors hold office in the Company during each reporting year?
This question can be answered True, if the period during which two external directors did not hold office does not exceed 90 days, as provided in section 363a (B) (10) of the Companies Law. Nonetheless, for any (True/False) answer, the period (in days) during which two or more external directors did not hold office in any reporting year, should be indicated (including a term of office approved retroactively, while differentiating between the various external directors):

Director A:  0

Director B:  0

Number of external directors who held office in the Company as at the date of publication of this questionnaire: 3
	√	Mandatory Guideline Section 239 of the Companies Law.

True	False	Guideline
2.	A.	Number of independent directors1 who held office in the Company as at the date of publication of this questionnaire: 2	√	_____.	Companies Law - Section 1 of the first Addendum (Recommended Corporate Governance Guidelines) and Regulation 10(B) (9A) and 48(c) (9A) of the Reporting Regulations.
B.
As at the date of publication of this questionnaire -
In a corporation that has a controlling shareholder or a shareholder who holds a controlling bloc (in this section "Controlling Shareholder"), at least one third of the board members are independent.
In a company that has no Controlling Shareholder - the majority of the board members are independent.
√
C.
The Company prescribed in its Articles of Association that a minimum rate2 number of independent directors will hold office.
If your answer is True, please indicate -
The rate/number of independent directors prescribed in the Articles of Association:  _____.
In practice, the Company complied with the provisions of the Articles of Association during the reporting year (with respect to the office of independent directors):

Yes

No
(Mark an X in the appropriate box)
X
3.
A survey conducted among the external directors (and the independent directors) during the reporting year found that they are in compliance with the provisions of Sections 240 (b) and (f) of the Companies Law regarding the absence of a relationship between the external directors (and independent directors) who held office in the Company, and they are in compliance with the conditions required for holding office as an external director (or independent director).

If your answer is True - please indicate the entity that conducted such survey:  The person in charge of internal enforcement and Company Secretary.

			√		Sections 240(b), 241, 245A and 246 of the Companies Law

1	Except for an "External Director" as defined in the Companies Law.

2	In this questionnaire the term “rate" indicates a certain number out of all the directors. Thus, for example, a company that prescribed a rate of one third independent directors will indicate 1/3.

	True	False	Guideline
4.
None of the directors who held office in the Company during the reporting year is subordinate3 to the CEO, directly or indirectly (other than a director who represents the employees, if the Company has employee representation).

If your answer is False (i.e., a director is subordinate to the CEO as aforesaid), please indicate the number of directors who do not comply with the foregoing restriction: _____.
	√		Companies Law - Section 3 of the first Addendum (Recommended Corporate Governance Guidelines).
5.
All the directors who notified about a personal interest in the approval of a transaction on the agenda for the meeting, were not present at the meeting and did not participate in the vote, as set forth in Section 278 (b) to the Companies Law:

If your answer is False:
Was the director present to exhibit a specific topic as set forth in the last clause of Section 278 (a)?
☐ Yes  ☐ No

☐ Indicate the percentage of meetings in which such directors were present and/or participated in the vote, except for the circumstances described in Subsection (a) above
	√		Mandatory Guideline Sections 278 of the Companies Law

3
In this question, holding office as a director in an investee that is controlled by the Company will not be deemed as being "subordinate". On the other hand, a director that holds office as an officer of the Company (except for director) and/or an employee in a company that is controlled by the Company will be considered "subordination" in the matter of this question.

True	False	Guideline
6.
The controlling shareholder (including a relative and/or representative acting on his/her behalf), who is not a director or other senior executive officer in the Company, did not participate in the Board of Directors' meetings held during the reporting year.

If your answer is False (i.e., a controlling shareholder and/or his/her relative and/or representative who is not a board member and/or senior executive officer in the Company participated in Board of Directors' meetings, as aforesaid), indicate the following details concerning the participation of any additional person in the meetings, as aforesaid:

Identity: _____.

Position: _____ (if any).

Details of the relationship to the Controlling Shareholder (if the individual who participated is not the Controlling Shareholder): _____.
Was this due to the presentation of a specific topic: ☐ Yes      ☐ No
(Mark an X in the appropriate box).

The extent of his/her participation4 in Board of Directors' meetings held during the reporting year: _____. Other participation:

☐  Not applicable (the Company has no controlling shareholders).
	√	Section 106 of the Companies Law

4	Distinguishing between a controlling shareholder and his/her relative and/or any person representing him/her.

Directors' Qualifications and Skills

			True	False	Guideline
7.
The Company's Articles of Association do not include a provision restricting the option of immediately terminating the office of all the Company's directors who are not external directors (in this matter - an ordinary majority decision is not considered a restriction).
If your response is False (i.e., there is such restriction), please indicate -
				X	Sections 85 and 222 of the Companies Law, section 46B of the Securities Law
	A.	The term of office set in the Articles of Association for a director: With regard to a director who is not an external director - from the date of appointment until the date of the following general meeting; with regard to an external director - pursuant to the provisions of the Companies Law.	-
	B.	The majority required as prescribed in the Articles of Association for terminating the terms of office of the directors: Extraordinary majority (75%)	-
	C.	The requisite quorum prescribed in the Articles of Association for a general meeting convened to terminate the term of office of directors: Ordinary quorum - two members holding together or representing at least 51% and above of the company's voting power.	-
	D.	The majority required to change these provisions in the Articles of Association: Extraordinary majority (75%)	-
8.
All the directors who held office in the Company during the reporting year declared, prior to the date for the convening of the general meeting at which their appointment (including their reappointment) was on the agenda, that they have the required qualifications (with details) and the ability to devote appropriate time to carry out their duties, and that the restrictions pursuant to Sections 226 and 227 of the Companies Law are not applicable to them; and with respect to independent directors, that they are also in compliance with the provisions of Paragraphs (1) and (2) of the definition of an "independent director", in Section 1 of the Companies Law.
If your response is False – indicate the names of the directors who are not in compliance with the foregoing: _____.
			√		Mandatory Guideline Sections 224A and 224B of the Companies Law
9.
The Company has a training program for new directors, regarding the Company's area of business and the laws applicable to the Company and its directors, as well as a plan for further training the directors in office, which is adapted, inter alia, to the director's position in the Company.
If your response is True - indicate whether the program was implemented during the reporting year:
☒ Yes
☐ No
(Mark an X in the appropriate box).
			√		Companies Law - Section 4 (a) of the first Addendum (Recommended Corporate Governance Guidelines).

		True	False	Guideline
10.
The Chair of the Board of Directors (or another person so appointed by the Board of Directors) is responsible for integrating the corporate governance guidelines applicable to the Company and informs the directors of issues relating to corporate governance during the reporting year.
If the Board of Directors appointed another person to the position of responsibility (in place of the Chairman of the Board of Directors), please indicate his/her name and position: The person in charge of internal enforcement and Company Secretary, Adv. Linor Yochelman.
		√		Companies Law - Section 4 (b) of the first Addendum (Recommended Corporate Governance Guidelines).
11.	A.
The Company set a minimum number of directors for the Board of Directors who are required to have accounting and financial expertise.
If your response is True - indicate the minimum number set: Four directors (including one external director).
		√		Mandatory Guideline Section 92[A] (12) of the Companies Law.
B.
During the reporting year, in addition to the external director with accounting and financial expertise, other directors with accounting and financial expertise served on the Board of Directors. The number of such directors was determined by the Board of Directors.
You may answer True for this question if the period during which no other directors with accounting and financial expertise held office on the board did not exceed 60 days, nonetheless if your answer is (True/False), please indicate the period (in days) during which no such directors served on the board: 0.
		√		Mandatory Guideline Section 219 [D] of the Companies Law.
C.
The number of directors who held office during the reporting year was:
Directors with accounting and financial expertise: 7.
Directors with professional qualifications: 4.
If there were such changes in the number of directors during the reporting year, please provide information of the lowest number (other than during a period of 60 days from the change) of each class of directors who held office during the reporting year.
		_____	_____	Sections 92(A)(12), 219(D), 240(1a) of the Companies Law and Regulations 10(B)(9)(a) and 48(C)(9) of the Reporting Regulations.

True	False	Guideline
12.	A.
On the date of appointment of an external director during the reporting year, the Company was in compliance with the provisions of Section 239(D) of the Companies Law concerning the composition of the Board of Directors with regard to representation of both men and women.
☐ Not applicable (no external director was appointed during the reporting year)
			√	_____	Mandatory Guideline Section 239 (D)of the Companies Law.
B.
Throughout the reporting year, the Board of Directors was composed of both men and women.
If your answer is False - indicate the period (in days) during which this did not occur: _____.
You may answer True for this question if the period during which the board did not include both men and women did not exceed 60 days, nonetheless if your answer is (True/False), please indicate the period (in days) during which the board did not include both men and women: 0.
			√		Companies Law - Section 2 of the first Addendum (Recommended Corporate Governance Guidelines).
	C.	The number of men and of women serving on the Company's Board of Directors at the date of publication of this questionnaire: Men: 9; Women; 2.	_____	_____

Board Meetings (and Convening of the General Meeting)

							True	False	Guideline
13.	A.	Number of Board of Directors' meetings held during each quarter in the reporting year: Q1 5 Q2 8 Q3 3 Q4 8					_____	_____	Sections 97, 98 and 224A of the Companies Law
	B.
Indicate, alongside the names of the Company's directors who held office during the reporting year, their rate of participation in meetings of the Board of Directors (in this subsection, including meetings of the Board of Directors' committees to which they belong, as noted below), held during the reporting year (and with regard to their term of office):
(Please insert additional lines according to the number of directors)
							_____	_____
		Director's Name	Participation in Board of Directors Meetings	Participation in Audit Committee meetings (with regard to a company director serving on this committee)	Participation in meetings of the Financial Statements Review Committee (with regard to a company director serving on this committee)	Participation in meetings of other Board of Directors' committees on which he/she serves (by indicating the name of the committee)
		Shaul Elovitch - Chairman of the Board of Directors	100%	-	-
		Ytzhak Edelman	96%	100%	100%	Compensation Committee – 100% Holdings in YES Committee – 100%
		Yehoshua Rosenzweig	80%	93%	100%	Compliance Committee – 100% Compensation Committee – 100%
		Mordechai Keret	100%	100%	100%	Compliance Committee - 100% Compensation Committee – 100% Holdings in YES Committee - 100%
		Eldad Ben-Moshe	100%	100%	-	-
		Amikam Shorer	100%	-	-	Compliance Committee - 100%
		Orna Elovitch-Peled	92%	-	-	-
		Or Elovitch	100%	-	-	-
		Felix Cohen	96%	-	-	-
		Rami Nomkin	100%	-	-	-
		Tali Simon	96%	92%	100%	Compensation Committee – 82% Holdings in YES Committee – 100%
		Yair David	92%	-	-	-

		True	False	Guideline
14.
In the reporting year, the Board of Directors held at least one discussion concerning the management of the Company's businesses by the CEO and his subordinate officers, at which they were not present, after they were given the opportunity of expressing their position.
			X	Companies Law - Section 5 of the first Addendum (Recommended Corporate Governance Guidelines).
15.	In the reporting year, an annual general meeting was convened (no later than fifteen months following the last annual general meeting).	√		Mandatory Guideline Section 60 of the Companies Law.

Segregation of Duties between the CEO and the Chairperson of the Board of Directors			True	False	Guideline
16.
Throughout the reporting year, the Board of Directors of the Company was chaired by a chairperson.
You may answer True for this question if the period during which the board was not chaired by a chairperson did not exceed 60 days (as set forth in section 363A(2) of the Companies Law) nonetheless if your answer is (True/False), please indicate the period (in days) during which the board was not chaired by a chairperson: __0___.
			√		Mandatory Guideline Section 94 (a) of the Companies Law.
17.
Throughout the reporting year, the Company was managed by a CEO.
You may answer True for this question if the period during which the Company was not managed by a CEO did not exceed 90 days (as set forth in section 363A(6) of the Companies Law) nonetheless if your answer is (True/False), please indicate the period (in days) during which the Company was not managed by a CEO: 0.
			√		Mandatory Guideline Section 119 of the Companies Law.
18.
In a company in which the Chair of the Board of Directors also acts as the CEO and/or exercises his/her authority, the CEO/Chair duality was approved in accordance with the provisions of Section 121 (C) of the Companies Law.
If your answer is True - please refer here to the immediate report for the general meeting at which such duality and/or exercise of authority was approved: _____.
X Not applicable (since such duality does not exist in the Company).
			_____	_____	Mandatory Guideline Sections 95 and 121 of the Companies Law
19.	The CEO is not a relative of the Chair of the Board of Directors. If your response is False (i.e., the CEO is related to the board chair) -		√		Sections 95 and 121 of the Companies Law
	A.	Please indicate the relationship between the parties: _____.	_____	_____
	B.	The office was approved in accordance with Section 121(C) of the Companies Law: ☐Yes ☐No (Mark an X in the appropriate box).	_____	_____
20.	The Controlling Shareholder or their relatives do not serve as CEO or as other senior officers in the Company, other than as directors. ☐ Not applicable (the Company has no controlling shareholders).		√		Section 106 of the Companies Law.

Audit Committee

			True	False	Guideline
21.	All the external directors served on the Audit Committee during the reporting year.		√		Mandatory Guideline Section 115 of the Companies Law.
22.	The Chair of the Audit Committee is an external director.		√		Mandatory Guideline Section 115 of the Companies Law.
23.	The following persons did not serve on the Audit Committee during the reporting year:		_____	_____	Mandatory Guideline Section 115 of the Companies Law.
	A.	Controlling Shareholder or their relative. ☐ Not applicable (the Company has no controlling shareholders).	√
	B.	Chair of the Board of Directors.	√
	C.	A director employed by the Company or by the Company's Controlling Shareholder, or by another company controlled by them.	√
	D.	A director who regularly provides services to the Company, or to the Company's Controlling Shareholder, or to a company controlled by them.	√
	E.	A director whose primary source of income is the Controlling Shareholder. ☐ Not applicable (the Company has no controlling shareholders).	√
24.
Persons who are not eligible to be a member of the Audit Committee, including the Controlling Shareholder or their relatives, did not participate in Audit Committee meetings during the reporting year, other than pursuant to the provisions of Section 115(E) of the Companies Law.
			√		Mandatory Guideline Section 115 (e) of the Companies Law.

	True	False	Guideline
25.
The requisite quorum for discussion and decision making at all Audit Committee meetings held during the reporting year was a majority of the Committee's members, whereby the majority of the participants were independent directors and at least one was an external director.
If your response is False - please indicate the number of meetings at which this requirement was not met: _____.
	√		Mandatory Guideline Section 116A of the Companies Law
26.
The Audit Committee held at least one meeting during the reporting year with the participation of the Internal Comptroller and the Auditor, as the case may be, and in the absence of Company officers who are not members of the Audit Committee, concerning flaws in the management of the Company's business.
	√		Section 6 of the First Addendum (Recommended Corporate Governance Guidelines)
27.
Every Audit Committee meeting with the participation of persons who are not eligible to serve as members of the Committee, was with the approval of the Committee Chair and/or at the request of the Committee (with respect to the Company's legal counsel and secretary, who are not a Controlling Shareholder or his/her relative).
	√		Mandatory Guideline Section 115 (a) of the Companies Law.

Duties of the financial statements review committee ("the Committee") prior to the approval of the financial statements

		True	False	Guideline
28.	A.
Indicate the time (in days) set by the Board of Directors as reasonable time for providing recommendations prior to the Board of Directors' meeting at which periodic or quarterly statements will be approved: 3 days when approving periodic reports, and 2 days when approving quarterly reports.
		____	____	Mandatory Guideline Regulation 2(3) of the Financial Statement Approval Regulations
B.
Actual number of days that elapsed between the date on which the recommendations were sent to the Board of Directors and the date on which the financial statements were approved:
Q1 Report                                3 days
Q2 Report                                3 days
Q3 Report                                3 days
2013 Annual Report              3 days

		____	____
C.
Number of days that elapsed between the date on which the draft of the financial statements was sent to the directors and the date on which the financial statement were approved:
Q1 Report                                3 days
Q2 Report                                3 days
Q3 Report                                3 days
2013 Annual Report               5 days

			True	False	Guideline
29.
The Company's Auditor was invited to all meetings of the Committee and of the Board of Directors, and the Internal Comptroller was notified of the convening of such meetings, at which the Company's financial statements for the quarters of the reporting year were discussed.
			√		Mandatory Guideline Section 168 of the Companies Law, regulation 2(2) of the Financial Statement Approval Regulations.
30.	During the reporting year, the Committee was in compliance with all the conditions as set forth below:		_____	_____	Mandatory Guideline Regulation 3 of the Financial Statement Approval Regulations
	A.	The number of Committee members was not less than three (during the Committee's discussion and approval of said reports).	√
	B.	All the conditions pursuant to Section 115 (b) and (c) of the Companies Law were met (with regard to the office of the members of the Audit Committee).	√
	C.	The Committee's Chair is an external director.	√
	D.	All the Committee's members are directors and the majority are independent directors.	√
	E.	All the members of the Committee can read and understand financial statements, and at least one of the independent directors has accounting and financial expertise	√
	F.	The Committee members provided declarations prior to their appointment.	√
G.
The requisite quorum for the Committee's discussions and decisions was a majority of its members, provided that the majority of the participants consisted of independent directors and at least one was an external director.
√
	If your answer is False concerning one or more of the subsections to this question, please specify for which report (periodic/quarterly) the condition was not met: _____.		_____	_____

Auditor

		True	False	Guideline
31.
The Audit Committee (and/or the Financial Statements Review Committee) was convinced, near the date of approval of the periodic report, that the scope of the Auditor's work and the fees for the reporting year were appropriate for carrying out a proper audit.
		√		Section 117 (5) of the Companies Law.
32.
Prior to the appointment of the Auditor, the Audit Committee (and/or the Financial Statements Review Committee) sent its recommendations to the relevant entity within the Company, with regard to the scope of the auditors' work and conditions of employment.
☐ Not applicable (an auditor was not appointed during the reporting year)
If your answer is True - indicate whether the relevant entity within the Company acted in accordance with the recommendations of the Audit Committee (and/or the Financial Statements Review Committee).
√ Yes – The Board of Directors acted in accordance with the recommendations of the Company's Financial Statements Review Committee.
☐ No (if your response is No, please specify in the concluding notes to this questionnaire, how the competent entity (indicating its name) was convinced concerning the scope of the auditors' work and their fee.
(Mark an X in the appropriate box).
		√		Section 117 (5) of the Companies Law.
33.	During the reporting year, the Audit Committee (and/or the Financial Statements Review Committee) examined that there were no restrictions on the Auditor's work.	√		The Securities Law and its Regulations (regarding "Duly Audited Statements")
34.	During the reporting year, the Audit Committee (and/or the Financial Statements Review Committee) discussed with the Auditor the findings of the audit and their implications.	√		Regulation 2 of the Financial Statement Approval Regulations, the Companies Law - section 6 of the first Addendum (Recommended Corporate Governance Guidelines).
35.
The Audit Committee (and/or the Financial Statements Review Committee) was satisfied, prior to the appointment of the Auditor, that the Auditor's qualifications were appropriate for carrying out the audit of the Company, in view of the nature and complexity of the Company's operations.
☐ Not applicable (an auditor was not appointed during the reporting year)
		√		The Securities Law and its Regulations (regarding "Duly Audited Statements).

		True	False	Guideline
36.	Specify the number of years in office of the partner attending to the accounting firm of the Auditor in its work (as the Company's auditor) 1.	_____	_____	The Securities Law and its Regulations (regarding "Duly Audited Statements).
37.	In the reporting year, the Auditor participated in all the meetings of the Financial Statements Review Committee to which the Auditor was invited.	√		Section 168 (b) of the Companies Law, Regulation 2 of the Financial Statement Approval Regulations.

Transactions with Interested Parties

		True	False	Guideline
38.	The Company adopted a procedure, approved by the Audit Committee, dealing with interested-party transactions, in order to ensure that such transactions are duly approved.	√		Sections 117, 253, 255 and 270-278 of the Companies Law
39.
The Controlling Shareholder or a relative (including a company under their control) are not employed by the Company and do not provide it with management services.
If your response is False (i.e., the Controlling Shareholder or a relative are employed by the Company or provide it with management services) please indicate -
- The number of relatives (including the Controlling Shareholder) employed by the Company (including companies under their control and/or through a management company) is: See note at end of the questionnaire.
- Were their employment contracts and/or management service agreements duly approved by the bodies prescribed by law?
☒ Yes - The Controlling Shareholder of the Company provides the Company with management services in accordance with an updated agreement approved by the General Meeting on June 13, 2013.
☐ No
(Mark an X in the appropriate box)
☐ Not applicable (the Company has no controlling shareholders). _____.
			X	Section 270 (4) of the Companies Law.

	True	False	Guideline
40.
To the best of the Company's knowledge, the Controlling Shareholder does not have other businesses in the Company's area of operations (in one or more areas). See note at the end of the questionnaire.
If your response is False, please indicate whether an arrangement has been made between the Company and its Controlling Shareholder for delimiting the operations:
☐ Yes
☐ No
(Mark an X in the appropriate box)
☐ Not applicable (the Company has no controlling shareholders).
	√		Section 254 of the Companies Law, Section 36 of the Securities Law (Important Information for a Reasonable Investor)

Concluding Notes to the Questionnaire

1.	Board of Directors Autonomy and Directors' Qualifications and Expertise

Sections 1+13 - Tali Simon was appointed as an external director of the Company as of January 21, 2013.

Section 2B – As of the date of publication of this questionnaire, the Company has five (5) independent directors, out of which three (3) are external directors. Everywhere in this questionnaire where reference is made to an independent director, the definition also refers to an external director.

Section 3 – In respect of the classification by the Audit Committee of the relationship of an independent director as a negligible relationship, see the Company's immediate report dated December 23, 2013 (Reference No. 2013-01-104455). The relationship was approved retroactively, near the date it became known to the Company.

2.	Board of Directors' Meetings (and Convening of General Meetings)

Section 13B – A. In the reporting year, three (3) Board meetings were held, whose agendas included only one topic related to issues that the Controlling Shareholder had a personal interest in. In those meetings, and pursuant to the law, the Controlling Shareholder and its representatives were not present at the meeting; that is, directors: Shaul Elovitch, Or Elovitch, Orna Elovitch-Peled, Amikam Shorer and Felix Cohen. The rate of their participation in Board of Directors' meetings indicated in the table above has been calculated after neutralizing these meetings. B. Director Tali Simon began serving as an external director during the reporting year, on January 21, 2013. C. The rate of participation of the directors in the meetings of the Board of Directors and its committees are indicated in approximate percentages. D. The Holdings in Yes Committee is the special independent committee appointed as indicated in the immediate report dated November 3, 2013 (Reference 2013-01-180618).

3.	Auditor

Section 37 – The partner attending to the audit accounting firm has been in office for approximately one year. The Company's previous partner attending to the audit accounting firm participated in the meeting of the Financial Statements Review Committee in which the annual financial statements for the year 2012 were approved. As of the meeting following the aforementioned meeting, the current partner attending to the audit accounting firm was invited to participate and participated in all meetings of the Financial Statements Review Committee.

4.	Transactions with Interested Parties

Section 39 - The Company and companies under its control do not employ controlling shareholders or their relatives. Eurocom Communications Ltd. ("Eurocom"), which is controlled by the Controlling Shareholder of the Company, provides the Company with management services. As part of the management services, Eurocom puts at the disposal of the Company the services of the Chair of the Board of Directors, Mr. Shaul Elovitch, as well as the services of consultants on behalf of the management company, including Or Elovitch, the son of the Controlling Shareholder.

Section 40 - The Controlling Shareholder is not directly involved with the Company's operations. Notwithstanding, note that companies under his control constitute (and constituted over the years, prior to the acquisition of the control in the Company), suppliers of key services, equipment and other means that the Company and its subsidiaries and affiliates purchase for running their operations. The key products and services purchased from companies controlled by the Controlling Shareholder as aforementioned are cellular telephony and landline terminal equipment, decoders, and satellite capacity for cable television services. In addition, as to the date of publication of this report, 51% of DBS Ltd.'s shares are held in trust by a trustee for the Controlling Shareholder. It should also be noted that the Controlling Shareholder engages in the distribution, through distributors, of a specific product that is also sold by a subsidiary of the Company acting as a distributor. In terms of the Company, the scope of operations is negligible.

March 5, 2014
Date	Bezeq – The Israel Telecommunication Corp. Ltd

Signatories and their positions:

Shaul Elovitch, Chairman of the Board of Directors

Mordechai Keret, Chairman of the Audit Committee

Yitzhak Edelman, Chairman of the Financial Statements Review Committee